I, Zach Silverman, Founder and CEO of Deshyo LLC, certify that:

(1) the financial statements of Deshyo LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Deshyo LLC included in this Form reflects accurately the information reported on the tax return for Deshyo LLC filed for the fiscal year ended 2017



Zach Silverman
Founder and CEO

8/15/18

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.